April 27, 2010

Mark P. Shuman

Branch Chief-Legal

Katherine Wray

United States

Securities and Exchange Commission

Washington, D.C. 20549

Mail Stop 4561

Re:

OICco Acquisition IV, Inc.

Registration Statement on Form S-1

Filed March 29, 2010

File No. 333-165760

Dear Mr. Shuman,

The following are the registrants responses to you comment letter of April 23, 2010.

General

1.

We note that two companies with names similar to the company’s –OICco Acquisition I, Inc. and OICco Acquisition II, Inc. – have recently filed registration statements on Form S-1 seeking to register blank-check offerings by the companies and their sole selling shareholders.  See Form S-1 (file no. 333-162084) and Form S-1 (file no. 333-165686).  We note further that these entities have the same counsel, auditor, and principal business address as OICco Acquisition II, Inc. and that your sole officer, director and shareholder Ronald Davis is also the sole officer, director and shareholder of OICco Acquisition II. Please explain to us in your response letter, with a view toward disclosure, the nature of your relationships with OICco Acquisition I and OICco Acquisition II, including whether you have any agreement or arrangement with these entities or their affiliates relating to pursuit of a potential business combination or otherwise. Please file any such agreements or written descriptions of any oral agreements as exhibits to your registration statement.

There are no written agreements regarding any relationship with OICco I or II.  Each blank check company in which I have an interest will have essentially the same structure and the same shareholders. Though there may be slight differences in the shares outstanding, acquisition candidates will be selected based on their capitalization requirements. Due the time limitations for completion of an acquisition, the effectiveness date of the Company's registration will play a pivitol role as to which blank check company will be presented first. On rare occasions, a Company with a later effective date may have to be used with a merger candidate due to capitalization requirements though I expect this scenario will happen infrequently.

Prospectus Cover Page, page 3

2.

As you are aware, you are required to comply with Rule 419 for the offering by the company as well as for the resale offering by Mr. Davis. See Regulation S-K Compliance and Disclosure Interpretation 616.02.  We note in this regard that the first recital in the escrow agreement filed as Exhibit 99a contemplates receipt of $700,000, which is the maximum amount of proceeds that may be raised pursuant to the offering by the company and the resale offering, and we note further that you have stated on page 7 that proceeds from any sale of shares held by Mr. Davis will be held in the escrow account.  Please add disclosure on the cover page and elsewhere as appropriate to clarify that the resale offering is subject to the requirements of Rule 419 and that the proceeds from the resale of shares held by Mr. Davis will be deposited in the escrow account.  In addition, please disclose whether the shares held by Mr. Davis will be deposited in the escrow account. Please file as an exhibit any agreement under which Mr. Davis has agreed to deposit his securities and any proceeds from the sale of the securities in escrow.

The shares from Mr. Davis will be placed into the escrow account. There is no written agreement as to this. Disclosure regarding the proceeds and shares from Mr. Davis’ offering have been added.

3.

Your prospectus cover page and summary should be written in plain English. In this regard, we note that the penultimate paragraph on your cover page and the fifth paragraph on page 7 each provide a legalistic recitation of certain elements of Rule 419 that make the substance of the disclosure difficult to understand.  Please revise to provide a clear and concise explanation of the legal provisions you reference, avoiding legal jargon and focusing on the information that is material to an understanding of the offering and escrow arrangements.  You may wish to provide a cross-reference to a more detailed discussion of blank check companies and Rule 419 elsewhere in the filing. See Rule 421 under the Securities Act and Item 501(b)(8)(iii) of Regulation S-K. Avoid vague and non-descriptive text such as references to “certain specified criteria” and “sufficient number of shares.”

Revised.

4.

Please revise the fourth paragraph on this page that begins, “The offering may terminate…” to clarify, if accurate and as disclosed elsewhere in your filing, that the extension of the offering to which you refer is limited to an additional 180 days.

Clarified to limit the extension to 180 days.

5.

We note the following statements:

•

“All subscription funds will be held in escrow in a non-interest bearing Trust Account at Bank of the West pending the achievement of the Minimum Offering and no funds shall be released to OICco Acquisition IV, Inc. until such time as the minimum proceeds are raised;” and

•

“If the minimum offering is not achieved within 180 days of the date of this prospectus, all subscription funds will be returned to investors promptly without interest or deduction of fees.”

Please indicate the percentage of escrowed funds, if any, that may be released to the company once the minimum proceeds are raised, and advise how the release of such funds is consistent with the requirements of Rule 419(b).  Please also ensure that the above-referenced statements are consistent with the disclosure on page 8 that states that “[a]ll subscription funds will be held in escrow pending the achievement of the Minimum Offering after which no funds shall be released to OICco Acquisition IV, Inc. until such time as the escrow conditions are met…other than 10% which may only be released to OICco upon completion of the offering.”

Revised for consistency and to disclose the 10% limit.

6.

We again refer to the statement that, “All subscription funds will be held in escrow in a non-interest bearing Trust Account at Bank of the West pending the achievement of the Minimum Offering and no funds shall be released to OICco Acquisition IV, Inc. until such a time as the minimum proceeds are raised.”  Please tell us how this statement is consistent with Section 4 of the escrow agreement filed as Exhibit 99a, which provides that the escrow agent will receive a minimum fee of $1,500 to be “paid from the first Funds deposited” and that “all hard costs (wire fees, etc.) shall be deducted from disbursements.”  Revise your filing and/or escrow agreement as appropriate to ensure that they consistently and accurately address the deposit and release of funds in the escrow account.

Escrow agreement has been revised to disclose that such payment shall not be made until after the minimum raise has been achieved.

7.

We note your disclosure in the penultimate paragraph on this page that indicates that up to 10% of the deposited funds may be released from the escrow account prior to an acquisition pursuant to Rule 419.  Clarify whether the 10% of funds to which you refer will be released only after the offering is completed, or alternatively, whether it may be released while the offering remains ongoing.

Such funds may be released only after the offering is completed.

8.

You refer readers to the section entitled “Risk Factors” on page 6, but your risk facto disclosure begins on page 9. Please revise as appropriate. Refer to Item 502(b)(5) of Regulation S-K.

Revised.

Summary Information and Risk Factors, page 6

9.

You state that 90% of the net proceeds of the offering will be placed in escrow “[u]pon completion of this offering.  Rule 419(a)(2)(i) requires that the gross offering proceeds, after permissible deductions, must be deposited promptly into the escrow account. Accordingly, please revise to clarify that the net proceeds will be deposed promptly upon receipt, or advise.

Revised to clarify that the net proceeds will be deposited promptly upon receipt.

The Company, page 6

10.

Given that you appear to be registering for resale all of the shares of common stock held by Mr. Davis, please explain the references to a lock-up agreement in the fourth paragraph of this section and on page 19. Please file the lock-up agreement(s) as an exhibit and note that we will need sufficient time to review this agreement prior to the requested effectiveness date. If you believe that the lock-up agreement is not required to be filed pursuant to paragraphs (b)(4) OR (b)(10) of Regulation S-K, please provide us with a detailed analysis in support of your conclusion in this regard. In addition, if you do not intend to file the lock-up agreement as an exhibit, please supplementally, provide us with a copy of the agreement for our review pursuant to Rule 418 under the Securities Act.

This reference has been deleted.

11.

In addition, please revise the following statement relating to the lock-up agreement to clarify their meaning, as language appears to be missing from each:

•

“Accordingly, each current shareholder of the Company has executed and delievered a ‘lock-up’ letter agreement, affirming that his/her respective shares of the Company’s common stock until such time as the Company has successfully consummated a merger or acquisition and the Company is not longer classified as a ‘blank check’ company;” and

•

“In order to provide further assurances that no trading will occur in the Company’s securities until a merger or acquisition has been consummated, each current shareholder has agreed to place his/her respective certificates until such time as legal counsel has confirmed that a merger or acquisition has been successfully consummated.”

This reference has been deleted.

The Offering, page 7

12.

You state here that the offering proceeds “will be payable to ‘Harold Gewerter, Esq. Ltd. Client Trust Account.”  We note also that the subscription agreement filed as Exhibit 99b instructs investors to make checks payable to an account by this same name.  However, elsewhere in your filing your disclosure indicates that checks should be payable to accounts by different names (e.g. “Harold Gewerter, Esq.—Trust Account fbo OICco Acquistion IV, Inc.” on page 3 and “Harold Gewerter, Esq. fbo OICco Acquisition IV, Inc.” on page 7).  Please revise to ensure that the name of the account to which subscription proceeds will be applied is consistent and accurate throughout your filing and applicable agreements.

Revised for consistency.

13.

In addition, please advise whether the proceeds from this offering will be held in a segregated account, or whether they will be held in an account with other funds. If they will not be held in a segregated account, please explain to us how you believe the comingling of funds complies with the requirements of Rule 10b-9(a)(2) and Rule 419(e)(2) relating to the return of funds to investors under certain circumstances.  In this regard, provide us with your analysis as to whether the offering proceeds could be subject to claims by creditors of the attorney or claims against other clients of the attorney whose funds might be held in the comingled client trust account.

Funds held in an attorney client trust account are not the property of the attorney and therefore not subject to collection by the attorneys creditors.  In addition, the attorney is required to keep a ledger of all funds held in such account and for whom they are held.  Any claims upon other clients could only be collected in an amount to which they have funds remaining in such account.

14.

We note your disclosure in the third paragraph of this section that you intend to deposit “stock certificates” that are “attributable” to your common stock into an escrow account. Please note that Rule 419 requires that the securities issued in a blank check offering be deposited into an escrow account, not merely the certificates attributable to the securities.  Please advise us how depositing such stock certificates complies with Rule 419, or revise your disclosure accordingly.

Revised to remove the word attributable.  The certificates are the securities being issued.

15.

We note your disclosure on page 7 that the “escrow holder will confirm with the sole officer and director of the company that the amount held in escrow to determine if the minimum offering has been met.” Please clarify how they will make this determination and when it will be made. Refer to Rule 10b-9 under the Exchange Act.

Escrow and Mr. Davis will compare the totals for the incoming checks with the ongoing escrow ledger.  Such minimum must be reached prior to the expiration of the offering.

Summary Financial Information

Balance Sheet Data, page 9

16.

We note that the balance sheet data presented on page 9 is inconsistent with the audited balance sheet on page F-3.  Specifically, we not that the balance sheet data omits APIC from the calculation of total stockholders’ equity and includes $2,500 in non-current liabilities. Please amend your filing to include balance sheet data that reflects the audited balance sheet.

Amended.

Risk Factors, page 9

General

17.

Please review each risk factor heading to ensure it clearly conveys a separate, detailed risk to investors regarding your company, industry or the offering. Many of your risk factor headings merely reference a condition or regulation applicable to the company, without referencing the associated risks. For example we note the following headings: “Sole Officer and Director” and “Rule 419 Limitations.”  It is unclear from these and similar headings the risk or risks posed.  Please expand your disclosure to ensure that each of your headings adequately describes the specific risk or risks that you are discussing in the text. In this regard, please consider using complete sentences as risk factor headings.

Headings revised.

“No Audited Financial Statements Required Prior to Business Combination.” Page 10

18.

You state that the company will not require the business combination target to provide audited financial statements until after the combination has been approved.  Please explain to us, if it is your position, why you believe Rule 419(d) or (e) will not require audited financial statements of the target to be included in a post-effective amendment filed in connection with a probable or agreed-upon acquisition. If you believe that audited financial statements of the target will be required in the post-effective amendment only under certain circumstances, please explain. We note also that disclosure elsewhere in your filing, including on pages 3 and 7 as examples only, indicates that you will include audited financial statements of the acquisition candidate in the post-effective amendment that contains the reconfirmation offer pursuant to Rule 419(e).

The audited financial will be required by OICco II at the time of the signing of the agreement which will be prior to the filing of the post effective amendment.

“Continued Management Control, Limited Time Availability,” page 11

19.

You disclose that while seeking a business combination, management anticipates devoting “up to” ten hours a month to the business of the company.  Please clarify whether there is a minimum amount of time management anticipates dedicating to the company during this period.

Management anticipates between 5 and 10 hours per month.

“No Agreement for Business Combination or Other Transaction…,” page 11

20.

You indicate here and elsewhere in the filing that the company intends to pursue a business combination with a private entity. Such disclosure suggests that you intend to limit your search for a candidate for a business combination to private companies, yet you disclose on page 22 that you will not restrict your search to any specific type of firms.  Please revise to clarify this apparent inconsistency, or advise.

Revised to not restrict the search.

“Conflicts of Interest Officer and Director.” Page 11

21.

This risk factor is not sufficiently detailed to provide meaningful disclosure. For example, you refer to your sole officer and director’s unspecified “other business ventures” that may result in conflicts of interest relating to the company.  Please revise to identify the other business ventures to which you refer, and to alert investors of the specific conflicts of interest your sole officer and director may have as a result of such ventures. Explain how the risks posed by such conflicts of interest make an investment in your securities speculative or risky.  See Item 503(c) of Regulation S-K.  In particular, you should address conflicts of interest that may arise with respect to marketing the company’s securities; in this regard, we again note that OICco Acquisition II, Inc. another company that appears to be controlled by Mr. Davis, has filed a registration statement seeking to register a blank check offering.  You should also address conflicts of interest that may arise with respect to the identification of candidates for a business acquisition and the negotiation and consummation of acquisition agreements arising from the concurrent service of your sole officer and director as an officer or director of one or more other blank check companies. These and any other material conflicts of interest should be discussed.

As of Friday, April 23, 2010, Mr. Davis has resigned from his position of President and Director of Bella Viaggio, Inc., a SEC reporting company. In addition, Mr. Davis is in the process of winding down the business operations of Genesis Corporate Development, LLC which he anticipates will be completed by the end of May, 2010. Mr. Davis will no longer be taking on clients relating to the advisement on corporate affairs relating to merger and acquisition and financing. Mr. Davis' sole activity after June 30, 2010 will be limited to companies in which he has the principal and controlling position.

Due to the wrapup of Genesis and sale of my position in Bella Viaggio, I see the only conflicts as those between my other proposed Blank Check Companies. I tried to address that on the previous paragraph.

Mr. Davis will continue to hold a significant equity position in Rangeford Resources, Inc. but, he will not hold a management position within the Company. Rangeford is in the process of acquiring various interests in oil and gas properties and in some cases, Mr. Davis may acquite working interests in the same properties. However, care will be taken that all such interests will be disclosed in future filings of Rangeford when the situation occurs. Rangeford will not, at this time, be involved in any acquisition that will result in a change of control or a change in the business purpose of the Company.

There are no written agreements regarding any relationship with OICco I or IV.  Each blank check company in which I have an interest will have essentially the same structure and the same shareholders. Though there may be slight differences in the shares outstanding, acquisition candidates will be selected based on their capitalization requirements. Due the time limitations for completion of an acquisition, the effectiveness date of the Company's registration will play a pivitol role as to which blank check company will be presented first. On rare occasions, a Company with a later effective date may have to be used with a merger candidate due to capitalization requirements though I expect this scenario will happen infrequently.

22.

 We note your disclosure that the company’s board has adopted a resolution that prohibits the company from completing a business combination with “any entity in which management serves as officer, director or partner, or in which he or his family members own or hold any ownership interest.” Please tell us whether Mr. Davis, as sole director, officer and shareholder, may change the policies and procedures of the registrant, including its policies related to conflicts of interest, following any sale of securities in this offering. If so, please tell us how changing such policies would be consistent with the disclosure provided in the registration statement regarding such policies. Provide appropriate disclosure throughout the registration statement.

Revised to disclose that Mr. Davis as the sole officer and director may change such policy and thus such policy should not be considered binding.

23.

We note again that your sole officer, director and shareholder Mr. Davis appears to be the sole officer, director and shareholder of OICco Acquisition II, Inc., a blank check company that filed a Form S-1 (333-165686)) on March 25, 2010, seeking to register an offering of securities subject to Rule 419. In light of the foregoing, please explain your statement that Mr. Davis is not currently participating in any other blank check business ventures and revise your filing as appropriate.

Revised.

“No Public Market for Company’s Securities,” page 12

24.

Please expand this risk factor to state, as you indicate elsewhere in the prospectus, that other than pursuant to certain exceptions permitted by Rule 419, no trading in your common stock being offered will be permitted until the completion of a business combination meeting the requirements of Rule 419.  See Rule 419(b)(3)(ii) and (e).  Please similarly revise disclosure throughout your filing where you refer to future trading of the company’s common stock, for example in your plan of distribution section.

Additional disclosure regarding the 419 limitations has been added.

Selling Shareholder, page 15

25.

Please revise the statement that Mr. Davis “has been deemed” an underwriter to state clearly that he is an underwriter with respect to the offering being registered. Please revise similar references throughout the filing, including on page 16.

Revised to remove the “deemed” language.

Plan of Distribution, page 15

26.

Please expand your statement regarding Mr. Davis’ status as an underwriter of this offering to indicate that as such, he will be subject to the applicable prospectus delivery and liability provisions of the Securities Act.

Expanded to include prospectus delivery and liability provisions.

27.

We note your disclosure that Mr. Davis “must sell all of the shares of the new issue offering prior to sale of any shares held by him.”  Such disclosure appears to suggest that Mr. Davis is the seller of the shares offered by OICco Acquisition II, as opposed to the company’s selling agent for such shares. Please revise accordingly. In addition, please specify, if accurate, that the maximum number of shares (2million) offered by the company must be sold before any of the 8 million shares offered by Mr. Davis may be resold.

Revised to clarify selling agent status and that the 2,000,000 shares offered by the company must be sold prior to Mr. Davis sale of any shares.

28.

In addition, please tell us the source of the condition precedent to any sales of shares by Mr. Davis, and in particular the condition that his shares may not be sold before the shares offered by the company have been sold. File any written agreement or a description of any oral agreement as an exhibit. If there is no such agreement, please explain how you determined such an obligation is enforceable. See Item 601(b)(1) of Regulation S-K. Provide risk factor disclosure as appropriate.

Disclosure has been added disclosing that such condition is not enforceable.

29.

The fourth paragraph on page 16 is a mere recitation of certain requirements of Rule 419 and is not tailored to this offering.  Please revise this paragraph to explain more specifically how the company and selling shareholder will conduct the offering being registered in accordance with Rule 419. As examples only, specify the type of securities being offered and the “sufficient number of investors” required to reconfirm their investment prior to release of escrow funds.

Revised.

30.

You state that, “Funds received by the sales agent in connection with sales of our securities will be transmitted immediately into a [sic] escrow account until the minimum sales threshold is reached.”  Please revise this disclosure to clarify that the sales agent will receive, instead of “funds” checks payable to a specified account, as indicated elsewhere in your disclosure; or advise.  In addition, clarify, if accurate that other than the portion of the proceeds releasable pursuant to Rule 419, the net proceeds will continue to be deposited promptly into the escrow account, even after the minimum sales threshold is reached, until they are permitted to be released to the company or a required to be returned to investors, in each case pursuant to Rule 419. Ensure that you provide consistent and accurate disclosure to this effect throughout the offering.

All proceeds will be placed into the escrow account. Revised to state checks instead of funds.

31.

Your disclosure further suggests that the escrow agreement will remain in effect “until either the Maximum Offering is achieved or a period of 180 days from the effective date of this offering expires (or an additional 180 days if so extended by the Company), whichever, event first occurs,” at which point the escrow agreement will terminate. However, disclosure elsewhere in your filing and the escrow agreement indicate that the escrow agreement will remain in effect until the earlier of: (i) consummation of an acquisition meeting the requirements of Rule 419 or (ii) 18 months have passed from the date of the prospectus and no such acquisition has been consummated.  Please revise with respect to the escrow arrangement is consistent and accurate here and throughout your filing.

Revised to be consistent with the escrow agreement.

32.

Your plan of distribution disclosure does not appear to address the conditions pursuant to which the securities deposited into the escrow account will be released to investors. Please revise to provide this information.

Release disclosure added.

33.

Further to comment 10 above, please discuss the interaction between the terms of the lock-up letter agreement with your current shareholder and the terms of the escrow agreement.  In this regard, we note that the escrow agreement filed as Exhibit 99a makes no mention of lock-up agreements with respect to shares held by Mr. Davis. Please provide disclosure regarding the terms of the lock-up agreement where appropriate in your registration statement, including in the Plan of Distribution and Security Ownership of Certain Beneficial Owners and Management sections.

Lock up references deleted.

Legal Proceedings, page 19

34.

Please delete the qualification “[t]o the best of [y]our knowledge’ in each of the disclosures in this section relating to legal proceedings involving Mr. Davis, given that Mr. Davis currently possesses sole control over the company and presumably has complete knowledge with respect to legal proceedings involving him.  See Item 103 of Regulation S-K.

Qualification deleted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation

General Business Plan, page 21

35.

You state that the company’s purpose is to acquire a target business that may “seek the perceived advantages of an Exchange Act registered corporation.”  Unless the company intends to register a class of securities under Section 12(g) of the Exchange Act in connection with the pending Form S-1, for example by filing an Form 10, it is not appropriate to indicate that the company will be “an Exchange Act registered corporation."  If you mean to refer to the status of the company as one that upon effectiveness will be required to file periodic reports with the Commission for the period required by Item 15(d) of the Exchange Act, revise accordingly.

Revised to disclose that the company will upon effectiveness be required to file periodic reports as required by Item 15(d) of the Exchange Act and also that the company intends to file a form 8A registering the company under the Exchange Act.

Director, Executive Officers, Promoters and Control Persons, page 24

General

36.

We note the disclosures, for example on pages 9 and 11, that Mr. Davis is involved, and may become involved, in other business ventures that compete directly with the company, and that he may have conflicts of interest that arise from these multiple affiliations.  We note further the biographical disclosure on pages 24 and 25 relating to Mr. Davis’s ongoing involvement in several businesses.  Please add to your management disclosure a separately-captioned conflicts of interest section.  Specifically identify in this section potential conflicts of interest relating to the company that arise from the multiple affiliations of your sole officer and director.   For each listed entity with which he is involved, state the priority and preference that it has vis-à-vis OICco Acquisition II with respect to the presentation of business opportunities.

As of Friday, April 23, 2010, Mr. Davis has resigned from his position of President and Director of Bella Viaggio, Inc., a SEC reporting company. In addition, Mr. Davis is in the process of winding down the business operations of Genesis Corporate Development, LLC which he anticipates will be completed by the end of May, 2010. Mr. Davis will no longer be taking on clients relating to the advisement on corporate affairs relating to merger and acquisition and financing. Mr. Davis' sole activity after June 30, 2010 will be limited to companies in which he has the principal and controlling position.

Due to the wrapup of Genesis and sale of my position in Bella Viaggio, I see the only conflicts as those between my other proposed Blank Check Companies. I tried to address that on the previous paragraph.

Mr. Davis will continue to hold a significant equity position in Rangeford Resources, Inc. but, he will not hold a management position within the Company. Rangeford is in the process of acquiring various interests in oil and gas properties and in some cases, Mr. Davis may acquite working interests in the same properties. However, care will be taken that all such interests will be disclosed in future filings of Rangeford when the situation occurs. Rangeford will not, at this time, be involved in any acquisition that will result in a change of control or a change in the business purpose of the Company.

There are no written agreements regarding any relationship with OICco I or IV.  Each blank check company in which I have an interest will have essentially the same structure and the same shareholders. Though there may be slight differences in the shares outstanding, acquisition candidates will be selected based on their capitalization requirements. Due the time limitations for completion of an acquisition, the effectiveness date of the Company's registration will play a pivitol role as to which blank check company will be presented first. On rare occasions, a Company with a later effective date may have to be used with a merger candidate due to capitalization requirements though I expect this scenario will happen infrequently.

37.

We again note that it appears that your sole officer and director will be spending only a fraction of his time working for OICco Acquisition II and that he is involved in at least one other blank check company that will have a similar business purpose as the company (i.e., locating and consummating a business combination with an entity in any industry). In light of the foregoing, please provide an analysis of the application of the doctrine o corporate opportunities under Delaware to Mr. Davis and the discharge of his responsibilities in identifying and presenting business opportunities to the company. Provide appropriate risk factor disclosure.

Each blank check company in which I have an interest will have essentially the same structure and the same shareholders. Though there may be slight differences in the shares outstanding, acquisition candidates will be selected based on their capitalization requirements. Due the time limitations for completion of an acquisition, the effectiveness date of the Company's registration will play a pivitol role as to which blank check company will be presented first. On rare occasions, a Company with a later effective date may have to be used with a merger candidate due to capitalization requirements though I expect this scenario will happen infrequently.

Background of Directors, Executive Officers, Promoters and Control Persons, page 24

38.

We note that you do not describe any experience Mr. Davis may have in identifying acquisition candidates for blank check companies. If Mr. Davis has no such experience, please state that clearly; otherwise describe his material experience. Make similar revisions throughout the prospectus, as appropriate. Disclosure regarding Mr. Davis’s level of expertise should be clear and unambiguous.

Mr. Davis has no prior experience in identifying acquisition candidates for blank check companies.

39.

Please also disclose the specific experience, qualification, attributes or skills of your sole director that led to the conclusion that each such person should serve as a director.  Please refer to Item 401(e)(1) of Regulation S-K.

Though most of Mr. Davis' experience on wall street was in the area of syndication and institutional sales, since leaving those positions, he has 25 years experience in various aspects of merger and acquisition. During his tenure as CEO of Caffe Dive, a public entity, he successfully negotiated 41 acquisitions of competitors in a roll-up strategy that helped the company grow from six locations to 47 locations in nine states. Since leaving his position as CEO of Caffe Diva, Mr. Davis has been involved in the merger of seven companies and many reverse mergers.

Mr. Davis is a member of the National Investment Bankers Association and Financial Services Exchange, both of which are associations of firms and individuals involved in the APO, IPO, Private Placement and merger and acquisitions. He is also connected to the Chinese Market and investment bankers and attornies located in Viet Nam, Brizil and Maylasia.

Executive Compensation, page 26

40.

You disclose that since its inception the company has not paid any compensation to any officer, director or employee, and your summary compensation table reflects $0 total compensation awarded to or earned by Mr. Davis. However, we note your disclosure on page II-1 that on December 22, 2009, the company issued to Mr. Davis 8 million shares of common stock in exchange for Mr. Davis’s payment of expenses on behalf of the company and for services he provided. Item 402(m)(1) generally requires disclosure of all compensation awarded to, earned by or paid to your named executive officer “for all services rendered in all capacities” to the company. Please revise your executive compensation disclosure to reflect the stock issuance to Mr. Davis, or tell us why you believe such disclosure is not required.

Revised.

Security Ownership of Certain Beneficial Owners and Management, page 26

41.

Footnote 3 to the beneficial ownership table indicates that the 0% of your common stock that Mr. Davis will beneficially own following the offering assumes “the sale of the maximum amount of this offering (2,000,000) shares of common stock).”  Please revise to indicate, as appears to be the case, that the 0% figure assumes the resale of 8 million shares held by Mr. Davis covered by this registration statement.

Revised to include the 8,000,000 shares.

Reports to Security Holders, page 27

42.

Please not that you will not be a “fully reporting” company unless you will be registering a class of securities under Section 12 of the Exchange Act.  Unless you plan to do so, please revise your disclosure accordingly to inform investors of the limited nature of your reporting obligations and how those differ from those of a fully-reporting company.

Disclosure regarding the intended filing of Form 8A upon effectiveness of this registration has been added.

Report of Independent Registered Public Accounting Firm, page F-2

43.

We note that the Report of Independent Registered Public Accounting Firm refers to the audit of the financial statements as of and for the period ended December 31, 2009. We further note that you provide financial statements for the period from inception on December 22, 2009 to December 31, 2009 in addition to financial statements as of and for the year ended December 31, 2009. Please amend your filing to include an audit opinion that separately references the audit of your financial statements as of and for the year ended December 31, 2009 and the period from inception on December 22, 2009 to December 31, 2009.

Revised.

Financial Statements

General

44.

We note that your financial statement reflect 8 million shares outstanding as of December 31, 2009.  However, your disclosure on page 6 and elsewhere indicates that you currently have 6 million shares outstanding. Please advise and amend your filing as appropriate.

This disclosure has been revised.

Statements of Cash Flows, page F-6

45.

We note that you report $5,188 in cash proceeds from the sale of stock in your Statement of Cash Flows. We further note on page 27 that you issued the 8 million shares in exchange for incorporation expenses paid on your behalf and for services performed by Ronald Davis.  Based upon the disclosure on page 27, it appears that this transaction includes non-cash activities. Please advise and tell us how you considered the requirements of ASC Topic 230.

The disclosure has been revised.

Note A –Summary of Significant Accounting Policies

Recently Issued Accounting Pronouncements, F-8 and F-9

46.

We refer to your disclosures on pages F-8 and F-9 which appear to indicate that you have not adopted the FASB Accounting Standards Codification. As noted in your disclosure, this standard is effective for interim and annual periods ending after September 15, 2009. Please tell us how you considered the effective date and transition guidance within ASC Topic 105.

Revised to indicate the adoption.

Part II

Item 13—Other expenses of Issuance and Distribution, page II-1

47.

We note your disclosure that although Mr. Davis has agreed to pay all costs and expenses of the offering for the company, there is no enforceable agreement to this effect.  Please provide risk factor disclosure discussing the risks posed to the company and investors by the absence of an enforceable agreement in this regard as well as the potential that Mr. Davis may not pay the offering expenses.

Risk factor added.

Signatures, page II-4

48.

Your registration statement must be signed by your principal financial officer. Please note that any person who signs the form in more than one capacity must indicate each capacity in which he signs the form. Please revise. Refer to Instructions as to Signatures 1 and 2 of Form S-1.

Principal financial officer has been added to the signature block.

Exhibit 5.1 Opinion of Harold Gewerter, Esq.

49.

The opinion states that counsel is “of the opinion that the Shares will upon the effectiveness of the registration and the issuance of the share [sic] have been duly and validly issued, duly authorized and are fully paid and non-assessable.”  Since the 8 million shares being offered for resale appear to have previously been issued, please revise to clarify that the condition regarding the issuance of the shares relates only to the 2 million shares being offered for sale by the company.  Please also revise to clarify, if accurate, that the shares being offered for sale by the company will be fully paid and non-assessable when issued; the present tense employed in the current language (i.e., “are fully paid and non-assessable) is confusing in this regard.

Legal Opinion has been revised.

50.

We note that the opinion has been rendered based on facts “as they presently exist.”  Please confirm that you will file a new opinion as close to the desired effective date as practicable or revise your opinion to remove this language which suggests that your opinion is not valid after March 16, 2010.

Legal Opinion has been revised.

Exhibit 23, Consent of Independent Auditor

51.

We note that the consent issued by Sam Kan & Company refers to their consent to the incorporation by reference in the financial statements of their reports dated March 10, 2010. We further note that the financial statements are included in this registration statement.  Therefore please amend your consent to reflect that the Report of Independent Registered Public Accounting Firm is included in this registration statement.

Updated consent added.

Exhibit 99a, Escrow Agreement

52.

With a view to disclosure, please advise how you concluded that the escrow agreement complies with the requirements of Rule 419(b)(1) , given that Bank of the West is not a party to the agreement.  In particular, please address why you believe that the escrow account will be “maintained” by an insured depository institution, and how “the deposit account records of the insured depository institution [will] provide that funds in the escrow are held for the benefit of the purchasers named and identified in accordance with section 330.1 of the regulations of the Federal Deposit Insurance Corporation [12 CFR 330.1]…”

The rule requires that the escrow account be maintained by an insured depository institution it does not require that the account be owned by an insured depository institution.  Bank of the West maintains the Harold P. Gewerter, Esq. Ltd. Client Trust account just as it maintains the accounts of thousands of other customers.  Bank of the West is an insured depository institution.

Funds held in an attorney client trust account are not the property of the attorney and therefore not subject to collection by the attorneys creditors.  In addition, the attorney is required to keep a ledger of all funds held in such account and for whom they are held.  Any claims upon other clients could only be collected in an amount to which they have funds remaining in such account.

Bank of the West has this set up as a Attorney Client Trust Account and as such is aware that the funds are held for the benefit of others as per the bookkeeping requirements of the attorney who is the holder of the account.

53.

Disclosure in your prospectus states that all subscription proceeds will be released from the escrow account in the event that the minimum offering amount is not raised within 180 days (or 360 days if the company extends the offering period). However, the escrow agreement does not appear to provide for the release of deposited funds in the event that the minimum offering amount is not raised within this time period. Please revise or advise.

Escrow agreement revised to include this disclosure.

Very truly yours,

/s/ Ronald Davis

Ronald Davis, President